Exhibit 99.1

JinkoSolar Announces Third Quarter 2023 Financial Results

10/30/2023

SHANGRAO, China, Oct. 30, 2023 /PRNewswire/ -- JinkoSolar Holding Co., Ltd. ("JinkoSolar" or the "Company") (NYSE: JKS), one of the largest and most innovative solar module manufacturers in the world, today announced its unaudited financial results for the third quarter ended September 30, 2023.

Third Quarter 2023 Business Highlights

•	Leveraging our outstanding N-type technology, extensive global operation network, and advanced integrated capacity structure, module shipments in the third quarter increased 20.4% sequentially and 107.9% year-over-year.

•	At the end of the third quarter, we became the first module manufacturer in the world to have delivered a total of 190 GW solar modules, covering over 190 countries and regions.

•	Demand for N-type products continued to grow globally. N-type module shipments accounted for more than 60% of all module shipments globally in the third quarter. N-type modules retained their competitive premium over P-type modules and the premium continued to exceed the market average.

•	The mass production efficiency of N-type TOPCon cells reached 25.6% and the power output of N-type modules was 25-30wp higher than that of similar P-type modules.

•	We continued to make progress in sustainability and, recently, scored high in the Ecovadis Ratings, leading the mainstream PV companies.

Third Quarter 2023 Operational and Financial Highlights

•	Quarterly shipments were 22,597 MW (21,384 MW for solar modules, and 1,213 MW for cells and wafers), up 21.4% sequentially, and up 108.2% year-over-year.

•	Total revenues were RMB31.83 billion (US$4.36 billion), up 3.7% sequentially and up 63.1% year-over-year.

•	Gross profit was RMB6.13 billion (US$840.6 million), up 28.2% sequentially and up 99.7% year-over-year.

•	Gross margin was 19.3%, compared with 15.6% in Q2 2023 and 15.7% in Q3 2022.

•	Net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders was RMB1.32 billion (US$181.4 million), compared with RMB1.31 billion in Q2 2023 and RMB549.8 million in Q3 2022.

•	Adjusted net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders, which excludes the impact from (i) a change in fair value of the convertible senior notes (the "Notes"), (ii) a change in fair value of long-term investment and (iii) the share based compensation expenses, was RMB1.35 billion (US$184.6 million), compared with RMB1.43 billion in Q2 2023 and RMB427.5 million in Q3 2022.

•	Basic and diluted earnings per ordinary share were RMB6.42 (US$0.88) and RMB4.61 (US$0.63), respectively. This translates into basic and diluted earnings per ADS of RMB25.66 (US$3.52) and RMB18.46 (US$2.53), respectively.

Mr. Xiande Li, JinkoSolar's Chairman and Chief Executive Officer, commented, "Despite market volatility, we delivered strong results in the third quarter leveraging our advantages in N-type TOPCon technology, extensive global operation network and advanced integrated capacity structure. Our module shipments, gross margin and net income all increased significantly year-over-year. Total module shipments were approximately 21.4 GW, an increase of 107.9% year-over-year. The cost of polysilicon decreased sequentially. Our premium high-efficient N-type products accounted for over 60% of total shipments, and shipments to the U.S. recorded sequential growth. Year-over-year, net income increased by 140.7% to US$181.4 million, and adjusted net income increased by 215.1% to US$184.6 million, diluted earnings per ordinary share increased by 188.7% to US$0.63, and gross margin increased from 15.7% to 19.3%.

Since the third quarter, price declines in the supply chain have stimulated end demand. For the first nine months of 2023, newly-added installations of PV in China reached 128.9 GW, nearly 50% more than full-year installations in 2022. Meanwhile, intensified competition brought by changes in supply and demand, accelerated technical iteration, high interest rates in some regions, and geopolitical tensions caused some volatility in the global PV market, and posed challenges on all industry players. We believe that we, as the industry leader, will become even stronger as the competition intensifies. At the end of the third quarter, we became the first module manufacturer in the world to have delivered a total of 190 GW solar modules, covering over 190 countries and regions. Our capabilities in global sales, operations and management, together with continuous R&D accumulation and innovation, help us build an all-round competition barrier. We are confident in our ability to navigate through cyclical volatility, achieve healthy and sustainable profitability, and increase shareholder value.

By the end of the third quarter, the mass production efficiency for our N-type TOPCon cells reached 25.6%, and our N-type modules power output was 25-30wp higher than that of similar P-type modules. Demand for these products continued to increase globally as the levelized cost of energy is lower. N-type modules still retained a premium over similar P-type modules, and the premium continued to exceed the market average.

At the end of the third quarter, we already had over 55 GW of N-type cell production capacity, and by the end of the year, our N-type cell production capacity is expected to reach about 70 GW, leading the industry, and our integrated project in Shanxi, China  has started construction recently. Phase I and Phase II of a project with a total of 28 GW wafer-cell-module integrated capacity are expected to start production in the first half of 2024.

Recently, our high-efficiency N-Type monocrystalline silicon solar cell set a new record with a maximum conversion efficiency of 26.89%, creating another important milestone in the innovation of our products and solutions. With higher conversion efficiency and lower industrialization cost, we strongly believe that the TOPCon technology will remain the mainstream technical path in the next 3-5 years. We are confident that we are ahead of the industry in terms of power output, cost efficiency and product competitiveness.

As a responsible global company, we continued to make progress in sustainability and, recently, scored high in the Ecovadis Ratings, leading the mainstream PV companies. We are dedicated to providing clean, high-efficient and reliable solar products and energy storage solutions to more and more countries and regions, and contributing to global energy transition.

We expect our module shipments to be approximately 23.0 GW for the fourth quarter of 2023 and are confident that our full-year module shipments will exceed our guidance of 70 to 75 GW, with N-type modules accounting for approximately 60%. We expect our annual production capacity for mono wafers, solar cells and solar modules to reach 85.0 GW, 90.0 GW and 110.0 GW, respectively, by the end of 2023, with N-type capacity accounting for over 75%. We are confident that we will continue to lead the industry with our advanced technology and premium high-efficient products. "

Third Quarter 2023 Financial Results

Total Revenues

Total revenues in the third quarter of 2023 were RMB31.83 billion (US$4.36 billion), an increase of 3.7% from RMB30.69 billion in the second quarter of 2023 and an increase of 63.1% from RMB19.52 billion in the third quarter of 2022. The sequential and year-over-year increases were mainly attributable to the increases in the shipment of solar modules due to the increasing demand in the global market.

Gross Profit and Gross Margin

Gross profit in the third quarter of 2023 was RMB6.13 billion (US$840.6 million), compared with RMB4.78 billion in the second quarter of 2023 and RMB3.07 billion in the third quarter of 2022.

Gross margin was 19.3% in the third quarter of 2023, compared with 15.6% in the second quarter of 2023 and 15.7% in the third quarter of 2022. The sequential and year-over-year increases were mainly due to the decrease in the cost of raw materials.

Income from Operations and Operating Margin

Income from operations in the third quarter of 2023 was RMB2.99 billion (US$409.8 million), compared with RMB1.54 billion in the second quarter of 2023 and RMB63.1 million in the third quarter of 2022. The changes were primarily attributable to the increases in our revenues and gross margin in the third quarter of 2023.

Operating profit margin was 9.4% in the third quarter of 2023, compared with 5.0% in the second quarter of 2023 and 0.3% in the third quarter of 2022.

Total operating expenses in the third quarter of 2023 were RMB3.14 billion (US$430.8 million), a decrease of 3.1% from RMB3.24 billion in the second quarter of 2023 and an increase of 4.5% from RMB3.01 billion in the third quarter of 2022. The sequential and year-over-year changes were relatively flat.

Total operating expenses accounted for 9.9% of total revenues in the third quarter of 2023, compared to 10.6% in the second quarter of 2023 and 15.4% in the third quarter of 2022. The sequential and year-over-year decreases were mainly due to the increases in the shipment of solar modules and the decreases in average shipment cost.

Interest Expenses, Net

Net interest expenses in the third quarter of 2023 were RMB148.2 million (US$20.3 million), a decrease of 28.9% from RMB208.5 million in the second quarter of 2023 and an increase of 15.1% from RMB128.7 million in the third quarter of 2022. The sequential decrease was mainly due to the increase in interest income and the year-over-year increase was mainly due to an increase in interest expense.

Subsidy Income

Subsidy income in the third quarter of 2023 was RMB64.5 million (US$8.8 million), compared with RMB292.4 million in the second quarter of 2023 and RMB225.3 million in the third quarter of 2022. The sequential and year-over-year changes were mainly attributable to the changes in the cash receipt of subsidies from local governments in China which are non-recurring, not refundable and with no conditions.

Exchange Gain/Loss and Change in Fair Value of Foreign Exchange Derivatives

The Company recorded a net exchange loss (including change in fair value of foreign exchange derivatives) of RMB295.8 million (US$40.5 million) in the third quarter of 2023, compared to a net exchange gain of RMB916.4 million in the second quarter of 2023 and a net exchange gain of RMB520.3 million in the third quarter of 2022. The sequential and year-over-year changes were mainly attributable to the exchange rate fluctuation of US dollars against RMB in the third quarter of 2023.

Change in Fair Value of Convertible Senior Notes

The Company issued US$85.0 million of 4.5% convertible senior notes due 2024 in May 2019 and has elected to measure the Notes at fair value derived by valuation model, i.e. Binomial Model.

The Company recognized a gain from a change in fair value of the Notes of RMB295.6 million (US$40.5 million) in the third quarter of 2023, compared to a gain of RMB89.7 million in the second quarter of 2023 and a gain of RMB233.0 million in the third quarter of 2022. The changes were primarily due to the changes in the Company's stock price in the third quarter of 2023.

Change in Fair Value of Long-term Investment

The Company invested in certain equity interests in several solar technology companies engaged in photovoltaic industry chain, which are recorded as long-term investment and reported at fair value with changes in fair value recognized in earnings. As of September 30, 2023, the Company had RMB956.2 million (US$131.1 million) in long-term investment, compared with RMB1.09 billion as of June 30, 2023.

The Company recognized a loss from change in fair value of RMB130.3 million (US$17.9 million) in the third quarter of 2023, compared with a gain of RMB2.3 million in the second quarter of 2023.

Equity in Earnings of Affiliated Companies

The Company indirectly holds a 20% equity interest in Sweihan PV Power Company P.J.S.C, a developer and operator of solar power projects in Dubai, and a 9% equity interest in Xinte Ltd, a domestic silicon material supplier, and both are accounted for using the equity method. The Company recorded equity in loss of affiliated companies of RMB22.9 million(US$3.1 million) in the third quarter of 2023, compared with gain of RMB63.3 million in the second quarter of 2023 and gain of RMB38.9 million in the third quarter of 2022. The fluctuation of equity in gain or loss of affiliated companies primarily arose from the net gain or loss incurred by an affiliate company.

Income Tax Expense

The Company recorded an income tax expense of RMB403.3 million (US$55.3 million) in the third quarter of 2023, compared with RMB341.1 million in the second quarter of 2023 and RMB150.8 million in the third quarter of 2022.

Non-Controlling Interests

Net income attributable to non-controlling interests amounted to RMB1.00 billion (US$137.2 million) in the third quarter of 2023, compared with RMB1.11 billion in the second quarter of 2023 and RMB247.8 million in the third quarter of 2022. The sequential and year-over-year changes were mainly attributable to the changes in net income of the Company's majority-owned principal operating subsidiary, Jinko Solar Co., Ltd. ("Jiangxi Jinko").

Net Income and Earnings per Share

Net income attributable to the JinkoSolar Holding Co., Ltd.'s ordinary shareholders was RMB1.32 billion (US$181.4 million) in the third quarter of 2023, compared with RMB1.31 billion  in the second quarter of 2023 and RMB549.8 million in the third quarter of 2022. Excluding the impact from (i) a change in fair value of the Notes (ii) a change in fair value of the long-term investment and (iii)the share based compensation expenses, the adjusted net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders was RMB1.35 billion (US$184.6 million), compared with RMB1.43 billion in the second quarter of 2023 and RMB427.5 million in the third quarter of 2022.

Basic and diluted earnings per ordinary share were RMB6.42 (US$0.88) and RMB4.61 (US$0.63), respectively, in the third quarter of 2023, compared to RMB6.39 and RMB5.55, respectively, in the second quarter of 2023, and RMB2.74 and RMB1.60, respectively, in the third quarter of 2022. As each ADS represents four ordinary shares, this translates into basic and diluted earnings per ADS of RMB25.66 (US$3.52) and RMB18.46 (US$2.53), respectively in the third quarter of 2023; basic and diluted earnings per ADS of RMB25.54 and RMB22.20, respectively, in the second quarter of 2023; and basic and diluted earnings per ADS of RMB10.97 and RMB6.39, respectively, in the third quarter of 2022.

Financial Position

As of September 30, 2023, the Company had RMB14.11 billion (US$1.93 billion) in cash and cash equivalents and restricted cash, compared with RMB17.03 billion as of June 30, 2023.

As of September 30, 2023, the Company's accounts receivables due from third parties were RMB25.78 billion (US$3.53 billion), compared with RMB21.59 billion as of June 30, 2023.

As of September 30, 2023, the Company's inventories were RMB19.15 billion (US$2.63 billion), compared with RMB20.09 billion as of June 30, 2023.

As of September 30, 2023, the Company's total interest-bearing debts were RMB30.83 billion (US$4.23 billion), compared with RMB34.31 billion as of June 30, 2023.

Third Quarter 2023 Operational Highlights

Solar Module, Cell and Wafer Shipments

Total shipments were 22,597 MW in the third quarter of 2023, including 21,384 MW for solar module shipments and 1,213 MW for cell and wafer shipments.

Operations and Business Outlook Highlights

We are optimistic about global market demand and the opportunities brought by penetration of N-type technology. We will continue to maintain our leading position in N-type modules through technology iteration, improvement in mass production capability, and cost optimization. By the end of 2023, we expect mass-produced N-type cell efficiency to reach 25.8%, and the integrated cost of N-type modules to remain competitive with P-type modules. The proportion of N-type modules shipments of our total module shipments is expected to reach about 60% in 2023, as we expect there will be a strong demand for high-efficiency products from a growing number of markets and customers.

As we continue to invest in N-type capacity expansion overseas in the second half of 2023, we expect to reach an integrated capacity of over 12 GW overseas by the end of 2023, with the production capacity of N-type accounting for over 75%. We will continuously strengthen and expand our global industrial chain to provide premium and high-quality products and services to our global clients.

Fourth Quarter and Full Year 2023 Guidance

The Company's business outlook is based on management's current views and estimates with respect to market conditions, production capacity, the Company's order book and the global economic environment. This outlook is subject to uncertainty on final customer demand and sale schedules. Management's views and estimates are subject to change without notice.

For the fourth quarter of 2023, the Company expects its module shipments to be around 23 GW.

We are confident to exceed the full year module shipment target of 70 to 75 GW.

Solar Products Production Capacity

JinkoSolar expects its annual production capacity for mono wafer, solar cell and solar module to reach 85.0 GW, 90.0 GW and 110.0 GW, respectively, by the end of 2023.

Recent Business Developments

•	In August 2023, JinkoSolar was appointed a co-chair of the Tech, Innovation, and R&D Taskforce of B20 India.

•	In September 2023, JinkoSolar signed a Memorandum of Understanding with Failte Energy Solutions limited to supply Tiger Neo modules for a total capacity of 200 MW.

•	In September 2023, JinkoSolar's board of directors declared a cash dividend of US$0.375 per ordinary share of US$0.00002 each of the Company, or US$1.50 per ADS.

•	In October 2023, Jiangxi Jinko announced that its module shipments exceeded 52 GW for the nine months ended September 30, 2023, with N-type modules accounting for about 57% of these shipments.

•	In October 2023, Jiangxi Jinko published its estimates of certain preliminary unaudited financial results for the nine months ended September 30, 2023.

•	In October 2023, JinkoSolar announced that its affiliate has signed the largest ever supply agreement with ACWA Power, to provide 3.8 GW N-type Tiger Neo modules for ACWA Power's two projects, the 1,581MWp Al KAHFAH and the 2,257MWp AR RASS 2, in Saudi Arabia.

•	In October 2023, JinkoSolar announced that its high-efficiency N-Type monocrystalline silicon solar cell sets new record with maximum conversion efficiency of 26.89%.

Conference Call Information

JinkoSolar's management will host an earnings conference call on Monday, October 30, 2023 at 8:30 a.m. U.S. Eastern Time (8:30 p.m. Beijing / Hong Kong the same day).

Please register in advance of the conference using the link provided below. Upon registering, you will be provided with participant dial-in numbers, passcode and unique access PIN by a calendar invite.

Participant Online Registration: https://s1.c-conf.com/diamondpass/10034589-n7xtqc.html

It will automatically direct you to the registration page of "JinkoSolar Third Quarter 2023 Earnings Conference Call", where you may fill in your details for RSVP.

In the 10 minutes prior to the call start time, you may use the conference access information (including dial-in number(s), passcode and unique access PIN) provided in the calendar invite that you have received following your pre-registration.

A telephone replay of the call will be available 2 hours after the conclusion of the conference call through 23:59 U.S. Eastern Time, November 6, 2023. The dial-in details for the replay are as follows:

International:	+61 7 3107 6325
U.S.:	+1 855 883 1031
Passcode:	10034589

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of JinkoSolar's website at http://www.jinkosolar.com.

About JinkoSolar Holding Co., Ltd.

JinkoSolar (NYSE: JKS) is one of the largest and most innovative solar module manufacturers in the world. JinkoSolar distributes its solar products and sells its solutions and services to a diversified international utility, commercial and residential customer base in China, the United States, Japan, Germany, the United Kingdom, Chile, South Africa, India, Mexico, Brazil, the United Arab Emirates, Italy, Spain, France, Belgium, Netherlands, Poland, Austria, Switzerland, Greece and other countries and regions.

JinkoSolar had 14 productions facilities globally, 24 overseas subsidiaries in Japan, South Korea, Vietnam, India, Turkey, Germany, Italy, Switzerland, the United States, Mexico, Brazil, Chile, Australia, Canada, Malaysia, the United Arab Emirates, Denmark, Indonesia, Nigeria and Saudi Arabia, and global sales teams in China, the United States, Canada, Brazil, Chile, Mexico, Italy, Germany, Turkey, Spain, Japan, the United Arab Emirates, Netherlands, Vietnam and India, as of September 30, 2023.

To find out more, please see: www.jinkosolar.com

Currency Convenience Translation

The conversion of Renminbi into U.S. dollars in this release, made solely for the convenience of the readers, is based on the noon buying rate in the city of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York as of September 29, 2023, which was RMB7.2960 to US$1.00. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized, or settled into U.S. dollars at that rate or any other rate. The percentages stated in this press release are calculated based on Renminbi.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the quotations from management in this press release and the Company's operations and business outlook, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in JinkoSolar's filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Except as required by law, the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

For investor and media inquiries, please contact:

In China:
Ms. Stella Wang
JinkoSolar Holding Co., Ltd.
Tel: +86 21-5180-8777 ext.7806
Email: ir@jinkosolar.com

Mr. Rene Vanguestaine
Christensen
Tel: +86 178 1749 0483
Email: rene.vanguestaine@christensencomms.com

In the U.S.:
Ms. Linda Bergkamp
Christensen, Scottsdale, Arizona
Tel: +1-480-614-3004
Email: linda.bergkamp@christensencomms.com

JINKOSOLAR HOLDING CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except ADS and Share data)

	For the quarter ended				For the nine months ended
	Sep 30, 2022	Jun 30, 2023	Sep 30, 2023		Sep 30, 2022	Sep 30, 2023
	RMB'000	RMB'000	RMB'000	USD'000	RMB'000	RMB'000	USD'000
Revenues from third parties	19,418,227	30,635,727	31,737,818	4,350,030	52,876,179	85,623,354	11,735,657

Revenues from related parties	101,089	49,372	96,440	13,218	249,062	225,065	30,848

Total revenues	19,519,316	30,685,099	31,834,258	4,363,248	53,125,241	85,848,419	11,766,505

Cost of revenues	(16,447,649)	(25,902,426)	(25,701,047)	(3,522,622)	(45,055,189)	(70,891,519)	(9,716,491)

Gross profit	3,071,667	4,782,673	6,133,211	840,626	8,070,052	14,956,900	2,050,014

Operating expenses:
Selling and marketing	(1,980,508)	(1,665,996)	(1,739,184)	(238,375)	(4,987,519)	(4,961,480)	(680,027)
General and administrative	(823,679)	(800,148)	(1,157,814)	(158,692)	(2,612,076)	(3,042,370)	(416,992)
Research and development	(201,690)	(225,574)	(218,097)	(29,893)	(496,370)	(632,227)	(86,654)
Impairment of long-lived assets	(2,662)	(552,751)	(27,912)	(3,826)	(159,259)	(580,662)	(79,586)
Total operating expenses	(3,008,539)	(3,244,469)	(3,143,007)	(430,786)	(8,255,224)	(9,216,739)	(1,263,259)

Income from operations	63,128	1,538,204	2,990,204	409,840	(185,172)	5,740,161	786,755
Interest expenses, net	(128,749)	(208,453)	(148,171)	(20,309)	(378,987)	(412,015)	(56,471)
Subsidy income	225,336	292,376	64,461	8,835	995,386	620,879	85,099
Exchange gain/(loss)	650,466	1,358,867	(253,303)	(34,718)	1,046,064	976,517	133,843
Change in fair value of foreign exchange derivatives	(130,196)	(442,492)	(42,474)	(5,822)	(223,701)	(429,628)	(58,885)
Change in fair value of Long-term Investment		2,278	(130,311)	(17,861)	-	312,391	42,817
Change in fair value of convertible senior notes	232,961	89,747	295,602	40,516	(408,877)	123,914	16,984
Other income/(loss), net	(888)	58,971	(25,190)	(3,453)	11,544	36,905	5,059
Income before income taxes	909,504	2,689,498	2,750,818	377,028	850,070	6,969,124	955,201
Income tax expenses	(150,775)	(341,144)	(403,305)	(55,278)	(339,887)	(1,059,453)	(145,210)
Equity in earnings of affiliated companies	38,904	63,281	(22,937)	(3,144)	45,233	220,299	30,194
Net income	797,633	2,411,635	2,324,576	318,606	555,416	6,129,970	840,185
Less: Net income attributable to non-controlling interests	(247,811)	(1,105,533)	(1,001,203)	(137,226)	(599,932)	(2,711,842)	(371,689)
Net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders	549,822	1,306,102	1,323,373	181,380	(44,516)	3,418,128	468,496

Net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders per share:
Basic	2.74	6.39	6.42	0.88	(0.23)	16.73	2.29
Diluted	1.60	5.55	4.61	0.63	(0.23)	14.85	2.04

Net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders per ADS:
Basic	10.97	25.54	25.66	3.52	(0.90)	66.93	9.17
Diluted	6.39	22.20	18.46	2.53	(0.90)	59.38	8.14

Weighted average ordinary shares outstanding:
Basic	200,494,033	204,566,514	206,286,879	206,286,879	196,930,951	204,273,709	204,273,709
Diluted	219,038,845	223,654,851	223,182,957	223,182,957	196,930,951	223,117,023	223,117,023

Weighted average ADS outstanding:
Basic	50,123,508	51,141,628	51,571,720	51,571,720	49,232,738	51,068,427	51,068,427
Diluted	54,759,711	55,913,713	55,795,739	55,795,739	49,232,738	55,779,256	55,779,256

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Net income	797,633	2,411,635	2,324,576	318,606	555,416	6,129,970	840,185
Other comprehensive income/(loss):
-Unrealized loss on available-for-sale securities	1,638	58	-	-	1,638	(973)	(133)
-Foreign currency translation adjustments	185,181	282,017	(31,771)	(4,354)	372,219	192,274	26,353
-Change in the instrument-specific credit risk	48,293	20,227	5,245	719	106,423	70,690	9,689
Comprehensive income	1,032,745	2,713,937	2,298,050	314,971	1,035,696	6,391,961	876,094
Less: Comprehensive income attributable to non-controlling interests	(339,109)	(1,168,875)	(992,475)	(136,030)	(751,880)	(2,747,573)	(376,586)
Comprehensive income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders	693,636	1,545,062	1,305,575	178,941	283,816	3,644,388	499,508

JINKOSOLAR HOLDING CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands)

	Dec 31, 2022	Sep 30, 2023
	RMB'000	RMB'000	USD'000
ASSETS
Current assets:
Cash and cash equivalents	10,243,500	13,563,594	1,859,045
Restricted cash	1,027,454	547,369	75,023
Restricted short-term investments	8,945,271	7,799,555	1,069,018
Short-term investments	-	51,922	7,117
Accounts receivable, net - related parties	139,714	148,826	20,398
Accounts receivable, net - third parties	16,674,876	25,779,992	3,533,442
Notes receivable, net - related parties	282,824	1,850	254
Notes receivable, net - third parties	6,697,096	3,960,907	542,887
Advances to suppliers, net - related parties	56,860	78,208	10,719
Advances to suppliers, net - third parties	3,271,284	3,903,922	535,077
Inventories, net	17,450,284	19,153,303	2,625,179
Forward contract receivables	119,625	30,717	4,210
Prepayments and other current assets, net - related parties	23,105	29,518	4,046
Prepayments and other current assets, net	3,290,902	3,533,424	484,296
Held-for-sale assets	-	2,231,004	305,785
Available-for-sale securities	104,499	-	-
Total current assets	68,327,294	80,814,111	11,076,496

Non-current assets:
Restricted cash	1,378,680	1,575,353	215,920
Long-term investments	1,711,072	2,302,860	315,634
Property, plant and equipment, net	32,290,088	36,025,775	4,937,743
Land use rights, net	1,431,424	1,613,337	221,126
Intangible assets, net	79,600	186,794	25,602
Financing lease right-of-use assets, net	558,407	336,096	46,066
Operating lease right-of-use assets, net	396,966	377,985	51,807
Deferred tax assets	704,244	703,856	96,471
Advances to suppliers to be utilised beyond one year	310,375	669,897	91,817
Other assets, net - related parties	52,363	55,451	7,600
Other assets, net - third parties	1,421,669	2,636,924	361,421
Available-for-sale securities Non current	-	50,000	6,853
Total non-current assets	40,334,888	46,534,328	6,378,060

Total assets	108,662,182	127,348,439	17,454,556

LIABILITIES
Current liabilities:
Accounts payable - third parties	10,378,076	14,158,209	1,940,544
Notes payable - related parties	419,500	401,500	55,030
Notes payable - third parties	20,204,323	22,579,090	3,094,722
Accrued payroll and welfare expenses	2,035,931	2,382,141	326,500
Advances from related parties	3,829	884	121
Advances from third parties	9,220,267	7,936,887	1,087,841
Income tax payable	737,735	395,570	54,217
Other payables and accruals	9,214,384	10,902,493	1,494,312
Other payables due to related parties	5,964	16,069	2,202
Forward contract payables	63,137	96,138	13,177
Convertible senior notes - current	-	635,956	87,165
Financing lease liabilities - current	168,381	78,277	10,728
Operating lease liabilities - current	65,489	72,177	9,893
Short-term borrowings from third parties, including current portion of long-term bank borrowings	12,419,170	12,151,300	1,665,474
Held-for-sale liabilities	-	1,459,435	200,032
Total current liabilities	64,936,186	73,325,829	10,050,141

Non-current liabilities:
Long-term borrowings	13,022,795	13,047,106	1,788,255
Convertible senior notes	1,070,699	4,533,415	621,356
Accrued warranty costs - non current	1,422,276	1,988,279	272,516
Financing lease liabilities	69,881	-	-
Operating lease liabilities	339,885	316,188	43,337
Deferred tax liability	194,808	202,391	27,740
Long-term Payables	601,759	844,819	115,792
Guarantee liabilities to related parties - non current	-	-	-
Total non-current liabilities	16,722,103	20,932,198	2,868,996

Total liabilities	81,658,289	94,258,027	12,919,137

SHAREHOLDERS' EQUITY
Ordinary shares (US$0.00002 par value, 500,000,000 shares authorized 204,135,029 and 209,232,719 shares issued as of December 31, 2022 and September 30, 2023, respectively)	28	29	4
Additional paid-in capital	9,912,931	10,569,527	1,448,674
Accumulated other comprehensive income	217,563	390,766	53,559
Treasury stock, at cost; 2,945,840 ordinary shares as of December 31, 2022 and September 30, 2023	(43,170)	(43,170)	(5,917)
Modification of non-controlling interests
Accumulated retained earnings	6,249,883	9,112,599	1,248,986

Total JinkoSolar Holding Co., Ltd. shareholders' equity	16,337,235	20,029,751	2,745,306

Non-controlling interests	10,666,658	13,060,661	1,790,113

Total shareholders' equity	27,003,893	33,090,412	4,535,419

Total liabilities and shareholders' equity	108,662,182	127,348,439	17,454,556

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SOURCE JinkoSolar Holding Co., Ltd.